UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Mission NewEnergy LTD
(Name of Issuer)
Ordinary Shares, $0.00 par value
(Title of Class of Securities)
Q62163110
(CUSIP Number)
April 20th, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Q62163110

1	NAMES OF REPORTING PERSONS Stephen L. Way International LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		791,823

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		791,823

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	791,823

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.30%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 2 of 5 pages

Item 1.
(a)	The name of the issuer is Mission NewEnergy Limited

(b)	The principal executive office of the Issuer is located at Unit 4, 97 Hector Street West, Osborne Park, Western Australia 6017, Australia
Item 2.
(a)	This statement (this “Statement”) is being filed by Stephen L. Way International

(b)	The Principal Business Office of the Filer is 7941 Katy Freeway, #529, Houston, Texas 77024

(c)	Place of Organization is Texas

(d)	This Statement relates to the Ordinary Shares of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is Q62163110.
Item 3.
Filer is a Corporation

Item 4.	Ownership.
(a)	Amount beneficially owned: 791,823

(Stephen L. Way International LLC owns 777,021 shares and Principal of this entity also owns 14,802 ordinary shares with sole power to vote in its IRA account.)

(b)	Percent of class: 9.30%

For purposes of this calculation we have assumed that total ordinary shares outstanding are 8,512,179 (or 8,929,929 shares if the underwriters exercise their option to purchase additional shares in full). Please refer to the “Prospectus as filed with the SEC on April 20, 2011 pursuant to Rule 424(b)(1) to the Registration Statement on Form F-1 (File No. 333-170471) as declared effective by the SEC on April 19, 2011.”

To our knowledge, the overallotment has not been exercised as yet.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 791,823

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 791,823

(iv)	Shared power to dispose or to direct the disposition 0

Page 3 of 5 pages

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: April 29th, 2011
Stephen L. Way International LLC

By:	/s/ Stephen L. Way
Principal
Stephen L. Way International LLC
7941 Katy Freeway, #529
Houston, Texas 77024

Page 5 of 5 pages